Exhibit 99.1

Catalyst

WE'RE ON A ROLL

CATALYST PAPER | 2011 | FIRST QUARTER REPORT

COMPANY PROFILE

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Our customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. Headquartered in Richmond, British Columbia, Canada, Catalyst's common shares trade on the Toronto Stock Exchange under the symbol CTL.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table of Contents
1	Overview and highlights	4
2	Segmented results	10
3	Liquidity and capital resources	15
4	Contingent liabilities	17
5	Summary of quarterly results	18
6	Non-GAAP measures	18
7	Critical accounting policies and estimates	21
8	Changes in accounting policies	22
9	Impact of accounting pronouncements affecting future periods	22
10	Risks and uncertainties	22
11	Sensitivity analysis	23
12	Outlook	24
13	Disclosure controls and internal control over financing reporting	25
CONSOLIDATED FINANCIAL STATEMENTS		26

1    CATALYST PAPER 2011 FIRST QUARTER REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “company”, “we”, “us”, and “our”) should be read in conjunction with our interim consolidated financial statements for the three month periods ended March 31, 2011 and March 31, 2010, and our audited annual consolidated financial statements for the year ended December 31, 2010 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”).  Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, EBITDA, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.  We believe that these non-GAAP measures are useful in evaluating our performance.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne.  Use of these symbols is in accordance with industry practice.

The information in this report is as at April 27, 2011, which is the date of filing in conjunction with our press release announcing our results for the first quarter of 2011.  Disclosure contained in this document is current to April 27, 2011, unless otherwise stated.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws  and the U.S. Private Securities Litigation Reform Act of 1995 (“forward-looking statements”), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future

•
can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases

•	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance
•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times
•	our ability to successfully obtain cost savings from our cost reduction initiatives
•	our ability to implement business strategies and pursue opportunities
•	expected cost of goods sold
•	expected component supply costs and constraints
•	expected foreign exchange and tax rates

•
while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events.  These risk factors and others are discussed in this MD&A. Certain of these risks are:

•	the impact of general economic conditions in the countries in which we do business
•	conditions in the capital markets and our ability to obtain financing and refinance existing debt
•	market conditions and demand for our products (including declines in advertising and circulation)
•	the implementation of trade restrictions in jurisdictions where our products are marketed
•	fluctuations in foreign exchange or interest rates
•	raw material prices (including wood fibre, chemicals and energy)
•	the effect of, or change in, environmental and other governmental regulations
•	uncertainty relating to labour relations
•	the availability of qualified personnel
•	legal proceedings
•	the effects of competition from domestic and foreign producers
•	the risk of natural disaster and other factors many of which are beyond our control

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition.  Readers are cautioned not to place undue reliance on these forward-looking statements.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America.  We also produce NBSK pulp which is marketed primarily in Asia.  Our business is comprised of three business segments:  specialty printing papers, newsprint, and pulp.  Specialty printing papers include coated mechanical, uncoated mechanical, and directory paper.  We are the only producer of coated mechanical paper and soft calender (“SC”) paper in western North America.  We operate four paper mills, three of which are located in British Columbia (“B.C.”) in Crofton, Port Alberni, and Powell River and one in Snowflake, Arizona, which produces 100% recycled-content paper.  Our Crofton mill includes a two-line kraft pulp operation.

More information about our business segments, product profile, and our geographic sales distribution is provided on pages 7 to 9 of our 2010 Annual Report.  Our production capacity by mill and product line is summarized in the following chart:

2011 Capacity by Mill Location and Product Line 1
		Specialty printing papers 1			Newsprint 1	Pulp	Total
Mill location	Number of paper machines	Uncoated mechanical	Coated mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. 2	3	-	-	145,000	291,000	310,0003	746,000
Port Alberni, B.C.	2	-	223,000	115,000	-	-	338,000
Powell River, B.C.	3	449,000	-	-	30,000	-	479,000
Snowflake, Arizona	2	48,000	-	-	289,000	-	337,000
Total capacity (tonnes)		497,000	223,000	260,000	610,000	310,000	1,900,000
% of total capacity		26%	12%	14%	32%	16%	100%

1	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

2
    We have indefinitely curtailed the No. 1 paper machine at Crofton, removing the equivalent of 140,000 tonnes of newsprint production on an annualized basis.  The capacity and number of machines noted in the above table have not been adjusted to reflect this indefinite curtailment.

3	Total pulp capacity at Crofton is 370,000 tonnes, of which 310,000 tonnes are designated as market pulp with the remainder of 60,000 tonnes being consumed internally.

FIRST QUARTER OVERVIEW

Results for the quarter were down from the previous quarter mainly reflecting the impact of the stronger Canadian dollar, general inflationary costs and higher recovered old newsprint (“ONP”) costs. The quarter also saw the execution of an annual maintenance outage on one line of the Crofton kraft pulp mill, increasing maintenance costs above Q4 spending.  Demand across all our paper grades, especially telephone directory paper, was weak in the first quarter as it is typically a seasonally slow period for paper after the back-to-school, US Thanksgiving and Christmas period.  Prices for all paper grades were higher compared to the previous quarter, but were more than offset by the stronger Canadian dollar. NBSK pulp demand remained strong, especially in our key market, China, and prices increased during the quarter.

Financial Performance

We recorded a net loss attributable to the company of $12.9 million and a net loss attributable to the company before specific items of $23.6 million in Q1.  This compared to net earnings of $9.6 million and $4.1 million, respectively, in Q4.  Significant specific items in Q1 included a foreign exchange gain on the translation of U.S. dollar denominated debt.  Significant specific items in the prior quarter included an adjustment to our impairment charge and a foreign exchange gain on the translation of U.S. dollar denominated debt.

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EBITDA was $15.9 million in Q1 compared to $28.7 million in Q4. Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION

	2011	2010
(In millions of Canadian dollars, except where otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Sales	$303.6	$1,228.6	$333.6	$322.3	$299.4	$273.3
Operating earnings (loss)	(10.9)	(367.5)	0.2	5.1	(323.9)	(48.9)
Depreciation and amortization	26.8	119.3	27.2	28.2	31.2	32.7
EBITDA 1	15.9	46.3	28.7	34.2	(0.4)	(16.2)
- before specific items 1	15.9	71.6	28.7	34.5	10.5	(2.1)
Net earnings (loss) attributable to the company	(12.9)	(396.9)	9.6	6.0	(368.4)	(44.1)
- before specific items 1	(23.6)	(87.0)	4.1	(9.6)	(43.9)	(37.6)
EBITDA margin 1	5.2%	3.8%	8.6%	10.6%	(0.1%)	(5.9%)
- before specific items 1	5.2%	5.8%	8.6%	10.7%	3.5%	(0.8%)
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars)
- basic and diluted	$(0.03)	$(1.04)	$0.02	$0.02	$(0.96)	$(0.12)
- before specific items 1	(0.06)	(0.23)	0.01	(0.03)	(0.11)	(0.10)
(In thousands of tonnes)
Sales	399.4	1,634.9	434.1	412.1	404.5	384.2
Production	410.4	1,625.7	429.8	417.7	403.0	375.2

1	Refer to section 6, Non-GAAP measures.

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Market Overview

* Uncoated mechanical is comprised of high-gloss and standard grades.

Overall, market conditions were mixed for the quarter; prices moved higher, but demand for all grades decreased and inventories grew. North American demand for coated and uncoated mechanical grades was down slightly compared to levels of a year ago while demand decreases for directory paper and newsprint were more substantial.  Paper prices increased across all grades; however, overall business conditions continued to remain challenging in Q1.

Global pulp shipments increased 6.1% for the quarter compared to last year as pulp demand in China increased during the quarter.  NBSK pulp shipments increased 11.7% year-over-year and 1.4% quarter-over quarter led by very strong demand from China.  NBSK pulp benchmark prices for China increased during the quarter and were near the record high levels achieved in 2010.

Subsequent Event

On April 18, 2011 a fire in the storage yard at the Snowflake mill destroyed approximately 11,000 tonnes of recovered ONP.  The fire did not have any significant impact on any of the mill’s production equipment and both paper machines were back in production April 21, 2011.  The cause of the fire is under investigation. The combined impact of the inventory loss, equipment damage and fighting the fire is estimated at approximately $4 million and is less than the insurance deductible of $5 million.

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STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base.  Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 16 to 21 of our 2010 Annual Report.

2011 Key Objectives

The following is an update on our first quarter progress towards our 2011 key objectives:

Social:

•	Significantly improve safety performance

-
Continued to focus on workplace and work practice audits, although results were mixed:  the lost-time injury frequency (“LTI”) for Q1 of 2.59 was an improvement from Q4 levels of 3.10 but below our target of 1.57, while the medical incident rate (“MIR”) for Q1 deteriorated from 4.65 in Q4 to 5.18  in Q1 and above our target of 3.20.

•	Enhance employee communication

-	A multi-faceted safety awareness program began in February and a semi-annual employee engagement tracking survey has been introduced.

•	Continue to seek competitive business conditions in B.C., including joint municipal infrastructure agreements

-	Discussions continued with B.C. municipalities and the provincial government.

-
Continued to implement the agreement in principle with the City of Powell River to reduce the annual major industry property taxes we pay and settle services arrangements under which we would use our effluent system to treat the City’s liquid waste and dispose of the City’s bio-solids in the mill’s wood waste boiler.

-	Filed our legal submission with the Supreme Court of Canada in connection with our appeal of the 2009 property taxes assessed by the District of North Cowichan.

Financial:

•	Continue to focus on cash flows, liquidity and cost reductions

-
Free cash flow for the quarter was negative $5.5 million and total liquidity decreased by $21.5 million from Q4 due to the net redemption of the 8.625% senior notes due June 2011 (“2011 Notes”) for  US$26.0 million.

-	Capital expenditures of $2.3 million were primarily invested in profit adding and maintenance of business projects.

-	The Company and the United Steelworkers (USW) Local 2688 representing 186 hourly employees at the company’s Snowflake mill have ratified renewal of the labour agreement through to February 28, 2014.

-	On track to realize annual fixed cost savings of approximately $13.0 million in 2011 in connection with the permanent closure of the Elk Falls mill and Coquitlam paper recycling facility.

•	Improve capital structure

-	On February 11, 2011 we redeemed the remaining US$26.0 million of 2011 Notes at a redemption price of 100% of principal.

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Commercial:

•	Continue to innovate and diversify product line

-	We produced uncoated freesheet paper under trial conditions. The results were generally positive and we were able to use the paper in the printing of our 2010 Annual Report.

•	Grow market share

-	We gained market share in our specialty paper grades. Sales of Pacificote, our coated four grade, grew substantially in the quarter.

Environmental:

•
Capital upgrade of $5 million at Port Alberni mill to improve combustion efficiency and environmental performance of its biomass boiler and a $13 million upgrade at Powell River mill to increase the electrical generation from the existing generator and biomass boiler.

-
We received the Green Transformation Program Funding approval for these projects in February 2011 and are scheduled to complete each project in advance of the March 31, 2012 spending deadline.  Completion of these projects is expected to result in annual EBITDA improvement of $5.0 million.

•	Implement Forest Stewardship Council chain-of-custody certification at all Canadian mills

-
Installation of the Forest Stewardship Council (FSC) chain of custody system is underway to provide a parallel system to the existing Programme for the Endorsement of Forest Certification systems (PEFC) at the company’s B.C. mills.  The Snowflake mill was FSC chain of custody certified in 2009.

•	Achieve conservation targets in water and energy

-	Developed improved tracking mechanisms for both water and energy use including trend analysis and mill-specific reduction metrics.

CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q1 2011 vs. Q4 2010

Sales revenues decreased by 9.0%.  Higher prices were offset by the negative impact of a stronger Canadian dollar and seasonally lower shipments across most grades.

Q1 2011 vs. Q1 2010

Sales revenues increased by 11.1% as a result of higher pulp sales volumes and higher transaction prices for our pulp and paper products. These positive factors were partially offset by the negative impact of a stronger Canadian dollar in the current quarter.

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EBITDA and EBITDA before Specific Items

The following table provides variances between periods for EBITDA and EBITDA before specific items:

(In millions of Canadian dollars)	Q4, 2010	Q1, 2010
EBITDA in comparative period 1	$28.7	$(16.2)
Specific items: restructuring costs	-	14.1
EBITDA before specific items in comparative period 1	28.7	(2.1)
Paper prices	2.4	28.5
Pulp prices	2.6	10.7
Impact of Canadian dollar	(4.4)	(11.8)
Volume and mix	(4.9)	14.7
Furnish mix and costs	(5.6)	(11.7)
Maintenance costs	(1.7)	(7.6)
Selling, general and administrative	1.6	0.4
Lower of cost or market impact on inventory, net of inventory change	(1.9)	(3.2)
Other, net	(0.9)	(2.0)
EBITDA before specific items in the current period 1	15.9	15.9
Specific items: restructuring costs	-	-
EBITDA in the current period 1	$15.9	$15.9

1	Refer to section 6, Non-GAAP measures.

Operating Earnings (Loss)

Q1 2011 vs. Q4 2010

Operating earnings decreased by $11.1 million primarily due to lower EBITDA of $12.8 million. This was partially offset by lower depreciation and amortization expense of $0.4 million in Q1 and the asset impairment charge of $1.3 million in Q4.

Q1 2011 vs. Q1 2010

Operating earnings improved by $38.0 million due to higher EBITDA of $32.1 million and lower depreciation and amortization expense of $5.9 million.

Net Earnings (Loss) Attributable to the Company

Q1 2011 vs. Q4 2010

Net earnings attributable to the company decreased by $22.5 million.  This was primarily due to a decline in after-tax operating earnings of $13.2 million, a lower after-tax foreign exchange gain on the translation of long-term debt of $6.8 million, and lower after-tax other income of $2.5 million.

Q1 2011 vs. Q1 2010

Net earnings attributable to the company improved $31.2 million primarily due to increased after-tax operating earnings of $24.7 million and an after-tax bond exchange cost of $5.9 million in Q1 2010.

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2. SEGMENTED RESULTS

SPECIALTY PRINTING PAPERS

	Three months ended March 31
(In millions of Canadian dollars, except where otherwise stated)	2011	2010	Change
Sales	$167.1	$164.1	$3.0
Operating earnings (loss)	(7.2)	(20.3)	13.1
Depreciation and amortization	18.5	21.3	(2.8)
EBITDA 1	11.3	1.0	10.3
- before specific items 1	11.3	5.8	5.5
EBITDA margin 1	6.8%	0.6%	6.2%
- before specific items 1	6.8%	3.5%	3.3%
(In thousands of tonnes)
Sales	206.7	206.2	0.5
Production	214.3	212.2	2.1

1	Refer to section 6, Non-GAAP measures.

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Segment Overview

Year-over-year, North American demand for coated mechanical and uncoated mechanical (high-gloss and standard grades) decreased 5.5% and 2.1% respectively. The traditionally weak demand quarter led to slightly higher inventories and lower operating rates in uncoated mechanical while coated inventories and operating rates improved slightly compared to last year.  Inventories and operating rates are expected to improve with mill curtailment and closures, and a seasonal improvement in demand. As a result, we announced a US$40 per short ton price increase for our coated mechanical grades and a US$60 per short ton price increase for our SC grades effective April 1, 2011. During the quarter the benchmark prices for these grades improved modestly from Q4. The average Q1 lightweight coated benchmark price increased 1.4% to US$870 per ton while the average Q1 soft-calendered A grade (“SC-A”) increased 1.9% to US$820 per ton compared to the previous quarter.

Market conditions for directory paper deteriorated in Q1 compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. North American directory demand fell 20.7% and operating rates decreased compared to year ago levels. The average Q1 directory benchmark price increased 7.4% to US$730 per ton compared to the previous quarter reflecting higher 2011 contract prices.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q1 2011 vs. Q1 2010

•	Sales volume increased marginally, with higher coated mechanical and directory sales volumes offset by lower uncoated mechanical sales volumes.

•	Average sales revenue increased $14 per tonne, as higher average transaction prices were partially offset by the negative impact of the stronger Canadian dollar.

•
Average delivered cash costs decreased $36 per tonne due to lower steam and power costs and no restructuring in the current quarter compared to the same quarter last year.  These were partly offset by higher furnish and maintenance cost.

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NEWSPRINT

	Three months ended March 31
(In millions of Canadian dollars, except where otherwise stated)	2011	2010	Change
Sales	$75.4	$69.5	$5.9
Operating earnings (loss)	(5.3)	(26.3)	21.0
Depreciation and amortization	4.7	8.1	(3.4)
EBITDA 1	(0.6)	(18.2)	17.6
- before specific items 1	(0.6)	(9.7)	9.1
EBITDA margin 1	(0.8%)	(26.2%)	25.4%
- before specific items 1	(0.8%)	(14.0%)	13.2%
(In thousands of tonnes)
Sales	116.4	123.1	(6.7)
Production	124.8	113.7	11.1

1	Refer to section 6, Non-GAAP measures.

Segment Overview

Total North American demand for newsprint was down 6.0% in Q1, year-over-year, although the decline was not as pronounced as in prior quarters.  Year-over-year, North American shipments were down 5.1% due to weak North American demand and a 4.7% decrease in exports during the quarter.  Operating rates remained high due to newsprint capacity closures and curtailments and prices remained stable. The average Q1 North American Newsprint benchmark price increased 0.3% to US$625 per tonne compared to the previous quarter. The Crofton No. 1 paper machine remained indefinitely curtailed throughout the quarter, resulting in a reduction of 34,500 tonnes, or 23% of newsprint production capacity in Q1, based on our 2011 annualized production capacity.

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Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

*Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q1 2011 vs. Q1 2010

•	Sales volume decreased by 6,700 tonnes due to lower demand and grade switching as we continue to convert capacity from newsprint to specialties.
•	Average sales revenue increased $83 per tonne due to higher average transaction prices, offset in part by the negative impact of the stronger Canadian dollar.
•
Average delivered cash costs decreased $60 per tonne due to lower chemical, steam and power costs, plus the absence of restructuring costs in the current quarter.  This was partially offset by higher furnish costs related to increased ONP prices and higher maintenance costs.

PULP

	Three months ended March 31
(In millions of Canadian dollars, except where otherwise stated)	2011	2010	Change
Sales	$61.1	$39.7	$21.4
Operating earnings (loss)	1.6	(2.3)	3.9
Depreciation and amortization	3.6	3.3	0.3
EBITDA 1	5.2	1.0	4.2
- before specific items 1	5.2	1.8	3.4
EBITDA margin 1	8.5%	2.5%	6.0%
- before specific items 1	8.5%	4.5%	4.0%
(In thousands of tonnes)
Sales	76.3	54.9	21.4
Production	71.3	49.3	22.0

1	Refer to section 6, Non-GAAP measures.

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Segment Overview

The pulp price recovery which began in 2009 continued into 2011 after a slight pause in Q4 2010. NBSK pulp markets strengthened in Q1 compared to Q4, as global shipments increased 11.7% year-over-year largely due to demand from China which was up 88%. The average NBSK benchmark pulp price for China increased 4.0% to US$863 per tonne compared to the previous quarter.  During the quarter, our maintenance costs increased, over the prior quarter, as we took 13 days of production downtime related to the planned semi-annual major maintenance on the pulp assets.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

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Q1 2011 vs. Q1 2010

•	Sales volume increased by 21,400 tonnes in Q1 as pulp production was fully operational throughout the current quarter, compared to being partially curtailed throughout the same quarter of 2010.

•	Average sales revenue increased $78 per tonne due to higher average transaction prices, offset in part by the negative impact of the stronger Canadian dollar.

•
Average delivered cash costs period-over-period increased by $27 per tonne due to the maintenance shut in Q1 compared to the same period last year combined with the impact of operating full in the current quarter as compared to only one line in the same period last year.

3.	LIQUIDITY AND CAPITAL RESOURCES

SELECTED FINANCIAL INFORMATION

	Three months ended March 31
(In millions of Canadian dollars, except where otherwise stated)	2011	2010	Change
Cash flows provided (used) by operations before changes in non-cash working capital	$(5.8)	$(34.5)	$28.7
Changes in non-cash working capital	(7.2)	4.7	(11.9)
Cash flows provided (used) by
Operations	(13.0)	(29.8)	16.8
Investing activities	(2.6)	3.4	(6.0)
Financing activities	(26.0)	2.0	(28.0)
Capital spending	2.3	3.2	(0.9)
Depreciation and amortization	26.8	32.7	(5.9)
Capital spending as % of depreciation and amortization	9%	10%	(1%)
Net debt to net capitalization at March 311	64%	47%	17%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Refer to page 38 of our 2010 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

OPERATING ACTIVITIES

Cash flows from operating activities increased by $16.8 million in Q1 from the same quarter in the previous year, primarily due to higher EBITDA.  This was partially offset by an increase in working capital requirements driven by lower curtailment in the current quarter.

INVESTING ACTIVITIES

Cash used by investing activities was $2.6 million in Q1 compared to cash provided of $3.4 million in the same quarter last year.  The decrease was largely due to proceeds from the sale of property, plant, and equipment in Q1 of last year.  Capital spending in both periods related primarily to profit adding and maintenance of business projects.

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FINANCING ACTIVITIES

Cash used by financing activities in Q1 increased by $28.0 million compared to the same quarter last year.  This was primarily due to the early redemption of US$26.0 million of our 8.625% senior notes, due June 2011, at par in the current quarter.  The redemption of the 8.625% senior notes before maturity will save $0.8 million in interest expense over Q1 and Q2 of 2011.

CAPITAL RESOURCES

Availability on the ABL Facility and total liquidity is summarized in the following table:

	2011	2010
(In millions of Canadian dollars)	Q1	Q4	Q3	Q2	Q1
Borrowing base	$174.11	$152.4	$161.7	$167.8	$144.8
Letters of credit	(25.0)	(23.4)	(25.1)	(25.3)	(24.0)
Amount drawn, net	-	-	-	-	(25.0)
Minimum excess availability	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)
Available to be drawn 2	114.1	94.0	101.6	107.5	60.8
Cash on hand	53.8	95.4	82.3	100.8	58.7
Total liquidity	$167.9	$189.4	$183.9	$208.3	$119.5

1	The borrowing base at March 31, 2011 includes a reserve of $4.4 million for unpaid property taxes and associated penalties.
2	The company’s ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three months ended March 31, 2011 in note 11, Long-term debt.

Our total liquidity increased by $48.4 million from the same quarter last year primarily due to the issuance of US$110.0 million Class B 11% senior notes in Q2, 2010, which provided proceeds of $98.4 million and a higher borrowing base due to higher inventory and accounts receivable associated with increased production and sales in 2011.  This was partially offset by repayment of drawings on the ABL Facility and the redemption of the US$26.0 million 8.625% notes, due June 2011.  Liquidity decreased by $21.5 million compared to the previous quarter largely due to the redemption of the 2011 Notes and cash outflows used by operations over the quarter, partially offset by a higher borrowing base.

At April 27, 2011, the company had 381,820,290 common shares issued and outstanding and 1,997,914 stock options for 1,997,914 common shares that, at April 27, 2011, were exercisable.

FINANCIAL INSTRUMENTS

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives.  Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 26, Financial instruments.  For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.  Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2010.

At March 31, 2011, we had foreign currency options and forward contracts with a notional principal of US$266.0 million with major financial institutions.  At March 31, 2011 period-end exchange rates, these instruments were reported at their fair value of $11.2 million.

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The following table reconciles the average spot exchange rate to our effective exchange rate and provides the impact to EBITDA related to the cash flow hedges that were in place as at March 31, 2010 and were designated as hedging instruments at that time:

	2011	2010
US$/CDN$ FOREIGN EXCHANGE	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	1.015	0.987	0.962	0.973	0.961
(Favourable)/unfavourable impact of derivatives designated as effective hedges for accounting purposes1	(0.004)	(0.005)	(0.014)	(0.024)	(0.023)
Average effective rate included in EBITDA	1.011	0.982	0.948	0.949	0.938
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses2	(0.011)	(0.016)	(0.019)	0.051	0.004
Foreign exchange (gain)/loss, on working capital balances, included in other expenses3	0.007	0.010	0.008	(0.029)	0.000
Average effective rate in net earnings/(loss) before income taxes4	1.007	0.976	0.937	0.971	0.942

(in millions of dollars)
1Favourable/(unfavourable) impact of derivatives designated as effective hedges for accounting purposes included in EBITDA	$1.0	$1.3	$3.8	$5.2	$4.9
2Favourable/(unfavourable) impact of derivatives other than those designated as effective hedges for accounting purposes included in other expenses	2.5	4.2	4.9	(11.3)	(0.8)
3Foreign exchange gain/(loss) on working capital balances included in other expenses	(1.6)	(2.5)	(2.1)	6.2	(0.1)
4 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

4.	CONTINGENT LIABILITIES

The company’s contingent liabilities at December 31, 2010 are described on page 43 of our 2010 Annual Report.  For additional and updated information regarding the company’s contingent liabilities, refer to our interim consolidated financial statements for the three months ended March 31, 2011 note 19, Contingent liabilities.  There were no significant changes in Q1 2011.

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5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2011:

	2011	2010				2009	1
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4		Q3	Q2
Sales	$303.6	$333.6	$322.3	$299.4	$273.3	$295.0		$266.9	$300.7
EBITDA 2	15.9	28.7	34.2	(0.4)	(16.2)	14.1		25.9	14.3
Net earnings (loss) attributable to the company	(12.9)	9.6	6.0	(368.4)	(44.1)	(35.8)		13.2	(1.9)
Net earnings (loss) per share attributable to the company’s common shareholders
- basic and diluted	$(0.03)	$0.02	$0.02	$(0.96)	$(0.12)	$(0.09)		$0.03	$(0.01)

1
Refer to section 8, Changes in accounting policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to section 6, Non-GAAP measures.

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q1 results compared to Q4 2010.

For summary financial information about Powell River Energy Inc., a variable interest entity for which we are the primary beneficiary, refer to note 4, Variable interest entities, of our interim consolidated financial statements for the three months ended March 31, 2011.

6.        NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities.  These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure.  Our non-GAAP measures include operating earnings (loss), EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items of an unusual or non-recurring nature, or items that are subject to material volatility based on factors outside of management’s control.  Specific items include:  foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset-impairment and other closure costs, restructuring costs, and certain income tax adjustments.

EBITDA AND EBITDA BEFORE SPECIFIC ITEMS

EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.

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Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2011	2010
(In millions of Canadian dollars)	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(12.9)	$(396.9)	$9.6	$6.0	$(368.4)	$(44.1)
Net earnings (loss) attributable to non-controlling interest	-	(1.3)	(0.6)	(0.4)	0.3	(0.6)
Net earnings (loss)	(12.9)	(398.2)	9.0	5.6	(368.1)	(44.7)
Depreciation and amortization	26.8	119.3	27.2	28.2	31.2	32.7
Impairment	-	294.5	1.3	0.9	292.3	-
Gain on cancellation of long-term debt	-	(0.6)	-	(0.6)	-	-
Foreign exchange (gain) loss on long-term debt	(12.2)	(27.6)	(19.0)	(16.3)	21.3	(13.6)
Other (income) expense, net	0.5	3.2	(2.4)	(2.8)	4.9	3.5
Interest expense, net	17.3	72.0	18.2	19.0	18.0	16.8
Income tax expense (recovery)	(3.6)	(16.3)	(5.6)	0.2	-	(10.9)
EBITDA	$15.9	$46.3	$28.7	$34.2	$(0.4)	$(16.2)
Specific items:
Restructuring costs
Specialty printing papers	-	8.2	-	0.1	3.3	4.8
Newsprint	-	16.1	-	0.1	7.5	8.5
Pulp	-	1.0	-	0.1	0.1	0.8
Total specific items	-	25.3	-	0.3	10.9	14.1
EBITDA before specific items	$15.9	$71.6	$28.7	$34.5	$10.5	$(2.1)
.

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NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY BEFORE SPECIFIC ITEMS

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	2011	2010
(In millions of Canadian dollars and after-taxes, except where otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$(12.9)	$(396.9)	$9.6	$6.0	$(368.4)	$(44.1)
Specific items:
Gain on cancellation of long-term debt	-	(0.5)	-	(0.5)	-	-
Foreign exchange loss (gain) on long-term debt	(10.7)	(24.2)	(17.5)	(16.3)	21.3	(11.7)
Impairment and loss on disposal	-	291.4	(1.8)	0.9	292.3	-
Restructuring costs	-	21.3	-	0.3	10.9	10.1
Notes exchange costs	-	5.9	-	-	-	5.9
Income tax adjustments	-	16.0	13.8	-	-	2.2
Net earnings (loss) attributable to the company before specific items	$(23.6)	$(87.0)	$4.1	$(9.6)	$(43.9)	$(37.6)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars:
As reported	$(0.03)	$(1.04)	$0.02	$0.02	$(0.96)	$(0.12)
Before specific items	(0.06)	(0.23)	0.01	(0.03)	(0.11)	(0.10)

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FREE CASH FLOW

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

	2011	2010
(In millions of Canadian dollars)	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(13.0)	$(44.1)	$16.0	$(5.4)	$(24.9)	$(29.8)
Cash provided (used) by investing activities	(2.6)	(4.5)	(2.7)	(3.4)	(1.8)	3.4
Proceeds from the sale of property, plant and equipment and other assets	-	(7.9)	(0.7)	(0.2)	(0.2)	(6.8)
Other investing activities	0.3	1.2	0.6	1.2	(0.8)	0.2
Non-cash working capital changes except change in taxes and interest	11.6	12.9	(9.5)	21.8	10.1	(9.5)
Other	(1.8)	2.0	3.4	(3.0)	(4.3)	5.9
Free cash flow	$(5.5)	$(40.4)	$7.1	$11.0	$(21.9)	$(36.6)

Management’s Calculation of Free Cash Flow:

	2011	2010
(In millions of Canadian dollars)	Q1	Total	Q4	Q3	Q2	Q1
EBITDA	$15.9	$46.3	$28.7	$34.2	$(0.4)	$(16.2)
Interest expense, excluding amortization	(17.6)	(72.7)	(18.5)	(19.2)	(18.5)	(16.5)
Capital expenditures	(2.3)	(11.2)	(2.8)	(2.4)	(2.8)	(3.2)
Income taxes received (paid)	(0.3)	(0.4)	(0.2)	(0.4)	0.1	0.1
Employee future benefits, expense over (under) cash contributions 1	(1.2)	(2.4)	(0.1)	(1.2)	(0.3)	(0.8)
Free cash flow	$(5.5)	$(40.4)	$7.1	$11.0	$(21.9)	$(36.6)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.
7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 51 to 54 of the company's 2010 Annual Report. There were no significant changes in Q1 2011.

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8.	CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements issued by the Financial Accounting Standards Board (“FASB”) that impacted our consolidated financial statements in Q1 2011.

Effective January 1, 2010, we changed our policy on the classification of foreign exchange gains and losses on the ineffective portion of our derivative financial instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of monetary assets and liabilities denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in Sales are now recognized in Other expense, net.  We continue to classify the effective portion of gains or losses on our currently designated U.S. dollar revenue risk management instruments in Sales, the same income statement line item in which the hedged item is classified.

In addition, we changed our policy on the classification of changes in the fair value of all derivative commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in Sales and Cost of sales, excluding depreciation and amortization.  The changes in the fair value related to these instruments are now recognized in Other expense, net.

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may impact our consolidated financial statements for future periods.

10.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks we have with our strategic plan.  We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 55 to 61 of our 2010 Annual Report.  Our update as of April 27, 2011 can be found below:

Long-term debt

The company’s debt at December 31, 2010 is summarized in note 14, Long-term debt, of our consolidated financial statements for the year ended December 31, 2010.  Subsequent to year-end, on February 11, 2011, we redeemed the remaining 2011 Notes at a redemption price of 100% of the principal plus accrued interest as disclosed in note 11, Long-term debt, of our interim consolidated financial statements for the three months ended March 31, 2011, resulting in total long-term debt of $768.2 million at March 31, 2011 compared to $783.9 million at December 31, 2010.  A number of our risks and uncertainties at December 31, 2010 referenced our total debt or our individual debt instruments as of that date, and these risks and uncertainties also apply to the total debt and the individual debt instruments outstanding at March 31, 2011.  These risks and uncertainties include those under the following headings in our 2010 Annual Report: Our substantial debt may impair our financial and operating flexibility, We are subject to exchange rate fluctuations, and, A change in our legal control could be materially adverse.

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Labour disruptions could have a negative impact on our business

The collective agreement with the United Steelworkers of America for hourly employees at the Snowflake mill was replaced effective March 1, 2011 and now expires in 2014.  On April 22, 2011 we reached a tentative agreement with the International Brotherhood of Electrical Workers to replace the current collective agreement expiring May 1, 2011 covering 34 hourly employees at the Snowflake mill with a replacement collective agreement for the period May 1, 2011 to April 30, 2014.  The collective agreements with the United Transportation Union and Carpenters Union covering 11 hourly employees at Apache Railway, expires at the end of 2011.  We do not anticipate labour disruptions in our operations in 2011.

The company is subject to significant environmental regulation

As described in our 2010 Annual Report, it was expected that the Province of B.C. would issue regulations in Q1, 2011 for its previously announced cap and trade program for greenhouse gases (“GHGs”).  It is currently expected that these regulations will be issued in Q2, 2011.  It is too early to determine the impact on the company under the cap and trade scheme.  Under a worst case scenario, the increased costs to the company could be approximately $2 million per year beginning in 2012 and increasing to $9 million per year in 2020.

Change in the British Columbia Harmonized Sales Tax could affect our financial results

In September 2010, the B.C. government announced a public referendum on the Harmonized Sales Tax (“HST”) to be held in September 2011.  The referendum is now expected to be held in June 2011 and should it result in the abolition of the HST and a return to the previous provincial sales tax regime, the additional annualized cost to our business would be in the range of $9 million to $15 million.

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on pages 62 to 63 of our 2010 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	EBITDA1	Net earnings2	Earnings per share
Product prices 3
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.02
Newsprint	5	4	0.01
Pulp	3	2	0.01
Foreign exchange 4
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	6	4	0.01
Energy cost sensitivity 5
A 5% change in the price of:
Natural gas and oil - direct purchases	1	1	0.00
Electricity - direct purchases	5	4	0.01
Coal	1	1	0.00
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (“WTI”) Oil	3	2	0.01
Fibre sensitivity 5
A US$5 per unit change in the price of:
Wood chips (Bdt)	8	6	0.02
ONP (ST)	2	1	0.00

1    Refer to section 6, Non-GAAP measures
2	Based on an expected tax rate of 25%.
3	Based on annualized sales of Q1 2011 and foreign exchange rate of US$1.01
4	Based on Q1 2011 annualized net cash flows and a movement to US$1.02 from US$1.01 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q1 2011 annualized consumption levels and an exchange rate of US$1.01.

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12.	OUTLOOK

Economy

Global growth is expected to continue to be driven by emerging markets particularly China and India. The U.S. economy is expected to continue its slow recovery in Q2 although the rate of growth will depend on consumer spending, consumer confidence and employment recovery. U.S. housing markets and inflation driven commodity prices remain risks to the U.S. economy. The strong Canadian dollar will continue to put pressure on our operating and net earnings, as well as cash flow and liquidity in Q2.

Markets

Underlying demand for print advertising continues to be challenging. Newsprint and directory demand continues to be negatively affected by declining circulation, ongoing conservation and migration to electronic media. Demand for coated and uncoated mechanical is expected to be higher in Q2 before the seasonally stronger Q3 and Q4 periods. We announced a US$40 per short ton price increase for our coated mechanical grades and a US$60 per short ton price increase for our SC grades effective April 1, 2011. On April 27, 2011, we announced a US$40 per short ton price increase on our high bright and super bright paper grades effective June 1, 2011.  In addition, we announced a US$70 per short ton directory price increase for all our non-contract customers effective July 1, 2011.  The majority of our directory pricing is largely fixed for the year based on 2011 contract pricing and newsprint pricing will depend on the supply and demand balance in Q2.

Demand for NBSK pulp continues to be strong and prices are expected to increase further in Q2. Chinese buying patterns and global pulp inventories will continue to drive the market in Q2 and Q3.

Operations

Continued demand from China for recycled paper will continue to place significant supply and price pressure on ONP in Q2. Price pressure is also expected on commodity inputs, including fossil fuel, power, fibre and some chemicals.

We expect specialties and newsprint maintenance costs to be higher in Q2 compared to Q1 due to planned biennial full mill maintenance outages at both Powell River and Snowflake mills.  We will also use the opportunity of the outage at Powell River to complete the necessary tie-ins to allow the G12 Power-Up energy project to proceed without further impact to the mill’s operation later in the year.  Q2 maintenance costs for Pulp will be lower than Q1 with the absence of a shutdown.

The Crofton No. 1 paper machine will continue to be indefinitely curtailed in Q2 representing approximately 34,900 tonnes of newsprint at our Crofton mill, or 23% of our newsprint capacity. The Powell River maintenance outage will reduce production by approximately 5 days. At Snowflake the fire and subsequent cleanup will reduce production by approximately 3 days while the Snowflake maintenance outage will reduce production by an additional 6 days.

Capital spending in 2011, net of Green Transformation Credits, is forecasted to be approximately $25 million, compared to a previously announced forecast of $35 million.  Capital projects that qualified for funding through the utilization of Green Transformation Credits were approved by the federal government in Q1, and we expect that the majority of the expenditures will be incurred in 2011 and are expected to result in annual EBITDA of $5.0 million.

Liquidity, Debt Maturities and Covenants

We currently do not anticipate any significant use of cash in Q2 other than for our operations, working capital fluctuations, restructuring costs we may incur in implementing cost-reduction initiatives, and outstanding severance payments. Cash flow and liquidity in future quarters will continue to be challenged by the strength of the Canadian dollar and rising input costs; however, we believe our liquidity is sufficient to meet 2011 requirements.

2011 Key Objectives

We remain focused on reducing our cost base, conserving cash, and improving our product mix.  Our progress to-date on our key priorities for 2011 is provided in section 1, Overview and highlights, and these remain the main focus moving forward.

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13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 65 of our 2010 Annual Report.  Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2010.

We did not make any significant changes in internal controls over financial reporting during the most recent three month period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which we are the primary beneficiary.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.

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CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
(in millions of Canadian dollars)	2011	2010
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$53.8	$95.4
Accounts receivable (note 5)	133.0	120.6
Inventories (note 6)	148.0	139.9
Prepaids and other (note 7)	27.0	27.7
	361.8	383.6
Property, plant and equipment (note 8)	1,257.6	1,285.6
Other assets (note 9)	27.6	27.0
	$1,647.0	$1,696.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	$184.3	$171.6
Current portion of long-term debt (note 11)	1.0	27.0
	185.3	198.6
Long-term debt (note 11)	768.2	783.9
Employee future benefits	267.5	269.1
Other long-term obligations	18.8	20.2
Future income taxes	8.0	11.4
Deferred credits	9.6	9.6
	1,257.4	1,292.8
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 381,820,290 shares (December 31, 2010 - 381,753,490 shares)	1,035.0	1,035.0
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	-	-
Additional paid-in capital	16.6	16.6
Deficit	(594.9)	(582.0)
Accumulated other comprehensive loss (note 13)	(46.8)	(46.1)
	409.9	423.5
Non-controlling interest (deficit) (note 4)	(20.3)	(20.1)
	389.6	403.4
	$1,647.0	$1,696.2

Contingent liabilities (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Kevin J. Clarke	Thomas S. Chambers
Director	Director

26    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Three months ended March 31,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2011	2010
Sales	$303.6	$273.3
Operating expenses
Cost of sales, excluding depreciation and amortization	277.5	264.7
Depreciation and amortization	26.8	32.7
Selling, general and administrative	10.2	10.7
Restructuring	-	14.1
	314.5	322.2
Operating earnings (loss)	(10.9)	(48.9)
Interest expense, net	(17.3)	(16.8)
Foreign exchange gain on long-term debt	12.2	13.6
Other expense, net (note 15)	(0.5)	(3.5)
Earnings (loss) before income taxes	(16.5)	(55.6)
Income tax recovery	(3.6)	(10.9)
Net earnings (loss)	(12.9)	(44.7)
Net (earnings) loss attributable to non-controlling interest	-	0.6
Net earnings (loss) attributable to the company	$(12.9)	$(44.1)

Basic and diluted net earnings (loss) per share attributable to the company’s common shareholders (in dollars)	$(0.03)	$(0.12)
Weighted average number of company common shares outstanding (in millions)	381.8	381.8

The accompanying notes are an integral part of the consolidated financial statements.

27    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended March 31,
(Unaudited and in millions of Canadian dollars)	2011	2010
Net earnings (loss)	$(12.9)	$(44.7)
Other comprehensive income (loss), net of tax (expense) recovery:
Employee future benefits liability adjustment, net of taxes of $nil (2010 - ($4.9) million)	-	16.4
Reclassification of amortization of employee future benefits, net of taxes of ($0.2) million (2010 - ($0.3) million)	0.4	0.5
Unrealized net gain on cash flow revenue hedges, net of taxes of $nil (2010 - ($1.6) million)	-	4.2
Reclassification of net (gain) loss on cash flow revenue hedges, net of taxes of $0.3 million (2010 - $1.4 million)	(0.7)	(3.5)
Foreign currency translation adjustments, net of related hedging activities, net of taxes of ($0.3) million (2010 - ($0.6) million)	(0.4)	(0.7)
Unrealized gain (loss) on interest rate hedges, net of taxes of $nil (2010 - $nil)	-	0.1
Other comprehensive income (loss), net of taxes	(0.7)	17.0
Total comprehensive income (loss)	(13.6)	(27.7)
Comprehensive (income) loss attributable to non-controlling interest:
Net (earnings) loss	-	0.6
Other comprehensive (income) loss, net of taxes	-	(0.1)
Comprehensive (income) loss attributable to non-controlling interest	-	0.5
Comprehensive income (loss) attributable to the company	$(13.6)	$(27.2)

The accompanying notes are an integral part of the consolidated financial statements.

28    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to the Company
	Common stock
(in millions of Canadian dollars)	Number of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non- controlling interest (deficit)	Total
Balance as at December 31, 2009	381,753,490	$1,035.0	$16.4	$(185.1)	$(52.7)	$(18.0)	$795.6
Stock option compensation expense	-	-	0.2	-	-	-	0.2
Net earnings (loss)	-	-	-	(396.9)	-	(1.3)	(398.2)
Distributions to non-controlling interest	-	-	-	-	-	(0.9)	(0.9)
Other comprehensive income (loss), net of tax	-	-	-	-	6.6	0.1	6.7
Balance as at December 31, 2010	381,753,490	$1,035.0	$16.6	$(582.0)	$(46.1)	$(20.1)	$403.4
Common shares issued	66,800	-	-	-	-	-	-
Stock option compensation expense	-	-	-	-	-	-	-
Net earnings (loss)	-	-	-	(12.9)	-	-	(12.9)
Distributions to non-controlling interest	-	-	-	-	-	(0.2)	(0.2)
Other comprehensive income (loss), net of tax	-	-	-	-	(0.7)	-	(0.7)
Balance as at March 31, 2011 (unaudited)	381,820,290	$1,035.0	$16.6	$(594.9)	$(46.8)	$(20.3)	$389.6

The accompanying notes are an integral part of the consolidated financial statements.

29    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(Unaudited and in millions of Canadian dollars)	2011	2010
Cash flows provided (used) by:
Operations
Net earnings (loss)	$(12.9)	$(44.7)
Items not requiring (providing) cash
Depreciation and amortization	26.8	32.7
Future income taxes	(3.5)	(11.0)
Foreign exchange gain on long-term debt	(12.2)	(13.6)
Employee future benefits, expense over (under) cash contributions	(1.2)	(0.8)
Decrease in other long-term obligations	(1.3)	(1.7)
Loss (gain) on disposal of property, plant and equipment	0.1	(5.8)
Other	(1.6)	10.4
Changes in non-cash working capital
Accounts receivable	(12.4)	(2.0)
Inventories	(8.1)	13.2
Prepaids and other	0.6	(2.7)
Accounts payable and accrued liabilities	12.7	(3.8)
Cash flows used by operations	(13.0)	(29.8)
Investing
Additions to property, plant and equipment	(2.3)	(3.2)
Proceeds from sale of property, plant and equipment	-	6.8
Increase in other assets	(0.3)	(0.2)
Cash flows provided (used) by investing activities	(2.6)	3.4
Financing
Increase (decrease) in revolving loan and loan payable	-	10.5
Redemption of senior notes (note 11)	(25.8)	-
Note exchange costs	-	(8.3)
Decrease in other long-term debt	(0.2)	(0.2)
Cash flows provided (used) by financing activities	$(26.0)	$2.0
Cash and cash equivalents, decrease in the period	(41.6)	(24.4)
Cash and cash equivalents, beginning of the period	95.4	83.1
Cash and cash equivalents, end of period	$53.8	$58.7

Supplemental disclosures:
Income taxes paid (received)	$0.3	$(0.1)
Net interest paid	17.6	22.3
Non-cash exchange of 8.625% senior notes	-	(327.1)
Non-cash issuance of 11.0% senior notes	-	287.2
Non-cash difference in carrying value of senior notes on modification	-	39.9

The accompanying notes are an integral part of the consolidated financial statements.

30    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BUSINESS SEGMENTS

(Unaudited and in millions of Canadian dollars)

Three months ended March 31, 2011	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total

Sales to external customers	$167.1	$75.4	$61.1	$-	$303.6
Inter-segment sales	-	-	10.8	(10.8)	-
Depreciation and amortization	18.5	4.7	3.6	-	26.8
Operating earnings (loss)	(7.2)	(5.3)	1.6	-	(10.9)
Additions to property, plant and equipment	1.4	0.9	-	-	2.3

Three months ended March 31, 2010

Sales to external customers	$164.1	$69.5	$39.7	$-	$273.3
Inter-segment sales	-	-	1.4	(1.4)	-
Depreciation and amortization	21.3	8.1	3.3	-	32.7
Restructuring (note 14)	4.8	8.5	0.8	-	14.1
Operating earnings (loss)	(20.3)	(26.3)	(2.3)	-	(48.9)
Additions to property, plant and equipment	2.9	0.2	0.1	-	3.2

The accompanying notes are an integral part of the consolidated financial statements.

31    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

32    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

1.	BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the company's joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity (“VIE”).  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2010 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2010 audited consolidated financial statements and the notes thereto. In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included.  The results for the periods included herein may not be indicative of the results for the entire year.

2.	SEGMENTED INFORMATION

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “company”) is a significant specialty mechanical printing papers and newsprint producer in North America.  The company operates in three business segments:

Specialty printing papers	- Manufacture and sale of mechanical specialty printing papers
Newsprint	- Manufacture and sale of newsprint
Pulp	- Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp

The company owns and operates four manufacturing facilities, three of which are located in the province of British Columbia (“B.C.”), Canada and one in Arizona, U.S.A.  Two other facilities, including a paper recycling facility, were permanently shut down during 2010 (note 5 on page 82 of the company’s 2010 Annual Report).  Inter-segment sales consist of pulp transfers at market prices.

The primary market for the company’s paper products is North America.  The primary markets for the company’s pulp products are Asia and Australasia.

3.	SIGNIFICANT ACCOUNTING POLICIES

Recently implemented accounting changes

There were no recent amendments by the Financial Accounting Standards Board (“FASB”) to the Accounting Standards Codification that materially impacted the company’s consolidated financial statements or disclosures.

Changes in future accounting standards

There were no new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

4.	VARIABLE INTEREST ENTITIES

The company has a 50.001% interest in PREI and consolidates 100% of it, as PREI is a VIE in which the company is the primary beneficiary.  PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 Megawatts.  The company purchases 100% of the power generated by PREI.

The company has limited access to PREI’s financial assets, which generally take the form of interest on loans, management fees and earnings distributions based on the company’s interest in PREI.  In addition, creditors of PREI have recourse limited to the assets in PREI.

33    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Effective January 1, 2011, PREI changed their financial reporting framework from Canadian generally accepted accounting principles (“Canadian GAAP”) to International Financial Reporting Standards (“IFRS”).  The condensed financial information presented below has been prepared in accordance with U.S. GAAP.

Condensed financial information with respect to PREI is as follows:

	Three months ended March 31,
	2011	2010
Condensed statements of earnings (loss)
Sales - affiliate 1	$5.6	$5.4
Cost of sales, excluding depreciation and amortization	1.2	1.2
Depreciation and amortization	1.8	2.9
	3.0	4.1
Operating earnings	2.6	1.3
Interest expense	(2.2)	(2.3)
Interest expense - affiliate 1	(0.6)	(0.7)
Income tax recovery	0.2	0.5
Net earnings (loss)	-	(1.2)
Other comprehensive income (loss)	-	0.2
Total comprehensive income (loss) 2	$-	$(1.0)

1	Balances with Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances.

	March 31, 2011	December 31, 2010
Condensed balance sheets
Current assets
Cash and cash equivalents	$3.2	$3.4
Other	3.1	2.6
Property, plant and equipment	106.3	108.1
	$112.6	$114.1

Current liabilities
Accounts payable and accrued liabilities	$3.1	$4.1
Long-term debt (note 11)	113.8	113.8
Long-term debt - affiliate 1	20.8	20.8
Future income taxes	15.5	15.7
Equity 2	(40.6)	(40.3)
	$112.6	$114.1

1	Balances with Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances.

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary.  The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  As at March 31, 2011, the principal amount of the mortgage was $6.0 million (December 31, 2010 - $6.4 million).  This agreement does not increase the company’s liability beyond the obligation under the building lease.

34    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

5.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	March 31, 2011	December 31, 2010
Trade receivables	$124.2	$112.7
Less allowance for doubtful accounts	(3.0)	(3.0)
Trade receivables, net	121.2	109.7
Sales tax receivable	5.7	5.7
Other receivables	6.1	5.2
	$133.0	$120.6

6.	INVENTORIES

The components of inventories were as follows:

	March 31, 2011	December 31, 2010
Finished goods
Specialty printing papers	$29.8	$24.4
Newsprint	10.2	5.7
Pulp	1.5	4.6
Total finished goods	41.5	34.7
Work-in-progress	1.1	0.9
Raw materials - wood chips, pulp logs and other	26.4	23.7
Operating and maintenance supplies and spare parts	79.0	80.6
	$148.0	$139.9

At March 31, 2011, the company had applied write-downs of $0.8 million to finished goods inventory (December 31, 2010 - $0.2 million) and $1.5 million to raw materials inventory (December 31, 2010 - $0.4 million).

7.	PREPAIDS AND OTHER

The components of prepaids and other were as follows:

	March 31, 2011	December 31, 2010
Property taxes, insurance and licences	$1.7	$2.3
Derivative financial instruments	5.5	8.0
Future income tax assets	14.3	14.3
Other	5.5	3.1
	$27.0	$27.7

8.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	March 31, 2011	December 31, 2010
Cost	$4,215.6	$4,217.7
Accumulated depreciation, amortization and impairment	2,958.0	2,932.1
Net book value	$1,257.6	$1,285.6

35    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

9.	OTHER ASSETS

The components of other assets were as follows:

	March 31, 2011	December 31, 2010
Deferred financing costs	$12.3	$13.0
Deferred charges and other	10.9	10.7
Derivative financial instruments	4.2	3.1
Accrued benefit asset - pension plan	0.2	0.2
	$27.6	$27.0

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities were as follows:

	March 31, 2011	December 31, 2010
Trade payables	$96.6	$87.3
Accrued payroll and related liabilities	33.2	35.4
Accrued interest	15.8	11.1
Accrued benefit obligation - pension plan	11.9	11.7
Accrued benefit obligation - other employee future benefit plans	6.8	6.9
Restructuring (note 14)	2.0	3.1
Property taxes in arrears, interest and related penalties	4.4	4.4
Lease obligation - paper recycling - current portion	2.8	2.7
Payables related to capital projects	1.9	1.5
Other	8.9	7.5
	$184.3	$171.6

11.	LONG-TERM DEBT

Recourse	March 31, 2011	December 31, 2010
Senior notes, 8.625% due June 2011 (US$ nil; December 31, 2010 - US$26.0 million)	$-	$25.9
Senior notes, 7.375% due March 2014 (US$250.0 million)	245.7	251.6
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	272.5	278.9
Modification - difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	35.0	36.2
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	92.2	94.3
	645.4	686.9
Capital lease obligations	10.0	10.2
	655.4	697.1
Non-recourse
First mortgage bonds, 6.447% due July 2016	95.0	95.0
Subordinated promissory notes	18.8	18.8
	113.8	113.8
Total debt	769.2	810.9
Less: current portion	(1.0)	(27.0)
Total long-term debt	$768.2	$783.9

36    PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

On February 11, 2011, the company redeemed the outstanding 8.625% senior unsecured notes of US$26.0 million, due June 2011.

The indentures governing the 7.375% senior notes, due March 2014, (“2014 Notes”) and both the new 11.0% senior secured notes, due December 2016 and the Class B 11.0% senior secured notes due December 15, 2016 (collectively “2016 Notes”), limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1.  The company’s fixed charge coverage ratio under its senior and senior secured notes, calculated on a 12-month trailing average, was 0.9:1 at March 31, 2011 (December 31, 2010 - 0.4:1).  The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments baskets is positive.  The restricted payments baskets under the 2014 Notes and 2016 Notes were negative $326.7 million and negative $110.6 million, respectively, as at March 31, 2011, as a result of accumulated losses in recent years (December 31, 2010 - negative $302.2 million and negative $86.2 million, respectively).

The financial covenants applicable under $330.0 million revolving asset based loan facility (the “ABL Facility”) must be maintained based upon the company’s financial results prepared under Canadian GAAP (in effect in August 2008) and include covenants to (a) maintain shareholders’ equity above $346.2 million as at March 31, 2011; (b) maintain Excess Availability of not less than $35.0 million; and (c) not make capital expenditures in any fiscal year in an amount which exceeds 120% of the budgeted capital expenditures for such fiscal year.  At March 31, 2011, as calculated under the ABL Facility under Canadian GAAP, shareholders’ equity was $462.3 million (December 31, 2010 - $476.5 million).

At March 31, 2011, the company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes.

The company’s long-term debt is recorded at amortized cost.  The following table contains information about management’s best estimate of the fair value of the company’s debt:

	March 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$655.4	$591.1	$697.1	$585.5
Non-recourse	113.8	119.3	113.8	120.1

The fair value of the company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments.  The fair value of the company’s recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity.  In measuring fair value, the company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.

12.	EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment.  Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan.  The company also maintains pension benefits for former hourly employees that are not covered by union pension plans.  Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees.  A description of changes to pension and other benefit plans can be found on page 91 of the company’s 2010 Annual Report.

For the three months ended March 31, 2011, the company incurred total post-retirement benefit costs of $6.6 million (three months ended March 31, 2010 - $8.6 million).

For the three months ended March 31, 2011, the company contributed $7.8 million (three months ended March 31, 2010 - $8.6 million) for employee future benefits which include cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

37    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Components of net periodic benefit cost recognized in the period were as follows:

	Three months ended March 31,
Pension benefit plans	2011	2010
Defined benefit plan
Service cost for the period	$0.3	$0.4
Interest cost	4.4	5.2
Expected return on assets	(4.1)	(4.1)
Amortization of unrecognized items:
Actuarial losses	1.3	1.6
Prior service costs	0.1	0.1
	2.0	3.2
Defined contribution plan
Service cost for the period	0.8	1.0
Multi-employer industry-wide pension plan service cost for the period	2.4	2.3
Net periodic benefit cost for pension benefit plans	$5.2	$6.5

	Three months ended March 31,
Other post-retirement benefit plans	2011	2010
Service cost for the period	$0.3	$0.5
Interest cost	1.9	2.5
Amortization of unrecognized items:
Actuarial losses	0.1	-
Prior service credits	(0.9)	(0.9)
Net periodic benefit cost for other benefit plans	$1.4	$2.1

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the accumulated other comprehensive income (loss) (“AOCI”) of the company, net of taxes:

	March 31, 2011	December 31, 2010
Unrecognized pension and other post-retirement benefits costs	$(46.0)	$(46.4)
Unrecognized gains on cash flow revenue hedges	0.3	1.0
Foreign currency translation adjustments, net of related hedging activities 1	(0.6)	(0.2)
Unrecognized loss on interest rate hedges	(0.5)	(0.5)
	$(46.8)	$(46.1)

1
The accumulated net adjustment is comprised of non-taxable translation loss of $5.1 million (2010 - $2.6 million loss), and a net revaluation of long-term debt designated as a net investment hedge of $4.5 million gain (2010 - $2.4 million gain), net of tax of $1.0 million expense (2010 - $0.6 million expense).

38    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

14.	RESTRUCTURING COSTS

The following table provides the activity in the restructuring liability:

	As at March 31, 2011	As at December 31, 2010
Balance, beginning of period	$3.3	$6.8
Expensed in period	-	25.3
Disbursements	(1.3)	(28.8)
Other non-cash items	-	-
Balance, end of period	$2.0	$3.3

Classification:
Accounts payable and accrued liabilities (note 10)	$2.0	$3.1
Other long-term obligations	-	0.2
	$2.0	$3.3

The following table provides restructuring liability by year of initiative:

	March 31, 2011	December 31, 2010
2008 and prior initiatives	$0.5	$0.6
2009 initiatives	0.3	0.7
2010 initiatives	1.2	2.0
	$2.0	$3.3

During the three months ended March 31, 2011, the company did not record any restructuring costs.

15.	OTHER EXPENSE, NET

The components of other expense, net, were as follows:

	Three months ended March 31,
	2011	2010
Loss (gain) on derivative financial instruments	$(0.8)	$0.9
Foreign exchange loss (gain) on working capital balances	1.6	0.1
Fees related to bond exchange	-	8.3
Loss (gain) on disposal of property, plant and equipment	0.1	(5.8)
Other	(0.4)	-
	$0.5	$3.5

16.	INCOME TAXES

As at March 31, 2011, the company has provided for a cumulative valuation allowance on its future tax assets of $104.5 million ($103.0 million at December 31, 2010).  The effective rate for the three months ended March 31, 2011 was 21.8%.  The effective rate is less than the statutory rate due to non-recognition of the tax benefit of a portion of the losses.  A description of the company’s income taxes can be found on pages 97 to 100 of the company’s 2010 Annual Report.

39    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

17.	FAIR VALUE MEASUREMENT

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value.

Level 1
Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

As at March 31, 2011, the company did not have any currency or commodity contracts which have been designated as hedging instruments.

The following table presents information about the fair value of the company’s derivative and non-derivative financial instruments not designated as hedging instruments and measured at fair value on a recurring basis:

	March 31, 2011	Fair value hierarchy		Balance sheet classification
Assets
Currency contracts	$7.0	2	(1)	Prepaids and other
Currency contracts	4.2	2	(1)	Other assets
Commodity contracts	0.1	2	(2)	Prepaids and other
	$11.3

Liabilities
Commodity contracts	$1.6	2	(2)	Prepaids and other

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques.  The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

(2)
The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates.  The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model.  The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The Company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes effective April 1, 2010.  For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at March 31, 2010 have been deferred and recorded in Accumulated other comprehensive income (loss).  When the hedge item is recorded in earnings, the corresponding gain or loss on the hedge will be reclassified from Accumulated other comprehensive income (loss) to Sales.

40    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The following table presents information about the effects of the company’s derivative instruments previously designated as cash flow hedges until April 1, 2010 when hedge accounting was discontinued.  It also presents the effect of long-term debt designated as a hedge of the company’s net investment in the Snowflake mill on the company’s consolidated financial statements:

	Gain (loss) recognized in AOCI (1)		(Gain) loss reclassified from AOCI (1)		Classification on statement of earnings (loss) reclassified from AOCI (1)	Gain (loss) recognized in income (2)
Three months ended March 31	2011	2010	2011	2010		2011	2010
Derivatives designated as cash flow hedges
Currency contracts	$-	$4.2	$(0.7)	$(3.5)	Other expense, net	$-	$(1.8)
Long-term debt designated as hedges of net investment	$4.9	$3.2	$(0.1)	$1.0	Foreign exchange gain (loss) on long-term debt	$-	$-

(1)	The gain (loss) recognized, or (gain) loss reclassified from AOCI relates to the effective portion of the hedge.
(2)	The gain (loss) recognized in income relates to the ineffective portion of the hedge and the amount excluded from effectiveness testing.

As U.S. dollar denominated revenues are recognized over the next 12 months subsequent to March 31, 2011, the company estimates that a net gain of $0.5 million, or an after-tax net gain of $0.4 million, will be reclassified from Accumulated other comprehensive income (loss) to Sales.

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

18.	FINANCIAL INSTRUMENTS

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.  A summary of the company’s financial risk management objectives can be found on pages 108 to 110 of the company’s 2010 Annual Report.

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses.  Aging of receivables were as follows:

	March 31, 2011	December 31, 2010
Trade receivables
Current	$110.9	$106.0
Past due 1-30 days	10.8	4.7
Past due 31-90 days	1.8	1.4
Past due over 90 days	0.7	0.6
	124.2	112.7
Less allowance for doubtful accounts	(3.0)	(3.0)
Trade receivables, net	$121.2	$109.7

41    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Three months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$3.0	$3.7
Increase (decrease) in provision	-	(0.7)
Utilized	-	-
Balance, end of period	$3.0	$3.0

(b)	Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
Term	US$ millions	Average rate US$/CDN$	US$ millions	Average rate US$/CDN$	US$ millions	Average rate US$/CDN$
As at March 31, 2011
0 to 12 months	$185	0.9991	$168	0.9070	$7	1.0039
13 to 24 months	74	0.9943	-	-	-	-
	$259	0.9977	$168	0.9070	$7	1.0039

As at December 31, 2010
0 to 12 months	$253	0.9878	$249	0.8953	$13	0.9761
13 to 24 months	55	0.9898	5	0.8786	-	-
	$308	0.9882	$254	0.8949	$13	0.9761

At period-end exchange rates, the net amount the company would receive to settle the above contracts and options is $11.2 million (December 31, 2010 - $11.0 million).

At March 31, 2011, instruments having a notional principal of US$266.0 million are marked to market, where the related gains and losses are recognized as Other expense, net, except for the portion still deferred in Accumulated other comprehensive income (loss).

At March 31, 2011, commodity swap agreements are outstanding to fix the sales price of 22,000 metric tonnes of NBSK pulp within the next twelve months.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $1.6 million at March 31, 2011 (December 31, 2010 - negative $0.1 million).

(c)	Cost Risk Management Instruments

At March 31, 2011, the company was party to commodity options to hedge the purchase price of natural gas for 0.8 million gigajoules (“GJ”) (December 31, 2010 - 0.7 million GJ) within the next 24 months at rates averaging $4.65 per GJ.  These instruments were not designated as hedging instruments for accounting purposes and were reported at fair value.  At period-end contract rates, the fair value of these contracts was $0.1 million (December 31, 2010 - $0.1 million).

42    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

19.	CONTINGENT LIABILITIES

A description of the company's contingent liabilities as at December 31, 2010 can be found on page 113 of the company's 2010 Annual Report. An update as at March 31, 2011 is outlined below:

(a)	Claim for Return of Payments Made to Quebecor World (USA)

No changes since December 31, 2010 Annual Report disclosure.

(b)	Claim for Certain Post-Retirement Benefits

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the company’s Powell River and Port Alberni mills, applied to the Labour Relations Board of B.C. for a declaration that the company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (“MB”), now doing business as Weyerhaeuser Company Ltd. (“Weyerhaeuser”).  Pacifica Papers Inc. (“Pacifica”) acquired the Powell River and Port Alberni mills from MB in 1998, and it was agreed as part of that transaction that MB would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills.  The company subsequently amalgamated with Pacifica in 2001.  The Locals claim that the contractual relationships between the company, Pacifica and MB do not absolve the company (as successor to Pacifica) from any obligations which may exist in respect of certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills.  The Labour Relations Board declined to rule on the Locals’ application or the company’s defence to the claim on the basis that this matter is a dispute under the collective agreement and, accordingly, a matter to be determined by arbitration.  All four Locals filed grievances claiming that the company is responsible for these post-retirement benefits.  The company does not agree with the Locals’ positions and has contested or will be contesting the grievances.  Local 76’s claim was dismissed by an arbitrator on December 23, 2010.  Local 686 advised the company on March 29, 2011 that Local 686 was withdrawing its claim. The other two grievances are at a preliminary stage and, as at April 27, 2011, have not been scheduled.  Although the extent of the company’s liability for the remaining two claims remains unknown at this time, the company estimates that it would incur costs of between $1.0 million and $2.0 million annually to provide these additional benefits.  In that case, it would seek indemnification from Weyerhaeuser.

(c)	Short-term Incentive Plan and Benefits Claim

In May 2010, a salaried employee of the company commenced an action against the company in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November 2009 and certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits.  The action was certified as a class proceeding on March 21, 2011 but only on behalf of those employees and former employees who have not provided the company with releases of the claims. The company intends to vigorously defend this action.  Most of the company’s employees and applicable former employees have provided the company with written releases of these claims, leaving only a small number of employees and former employees who have not done so.  Although it is not possible to determine the likelihood and extent of any potential liability for the remaining claims, the company does not expect to incur any additional material liability in connection with this claim.

43    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)

20.	SUBSEQUENT EVENT

On April 18, 2011 a fire in the storage yard at the Snowflake mill destroyed approximately 11,000 tonnes of recovered old newsprint (“ONP”).  The fire did not have any significant impact on any of the mill’s production equipment and both paper machines were back in production April 21, 2011.  The cause of the fire is under investigation. The combined impact of the inventory loss, equipment damage and fighting the fire is estimated at approximately $4 million and is less than the insurance deductible of $5 million.

21.	COMPARATIVE FIGURES

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

44    CATALYST PAPER 2011 FIRST QUARTER REPORT | CONSOLIDATED FINANCIAL STATEMENTS

Investor Relations Contacts

BRIAN BAARDA
Vice-President, Finance and
Chief Financial Officer
Tel: 604-247-4710

LYN BROWN
Vice-President, Corporate Relations
and Social Responsibility
Tel: 604-247-4713

Transfer Agent and Registrar

CIBC Mellon Trust Company
at its principal offices in
Vancouver and Toronto

Share Information

Common Shares
(symbol: CTL)
The Toronto Stock Exchange

Annual and Quarterly Reports

For copies of annual and
quarterly reports contact:
Tel: 604-247-4011
Fax: 604-247-0546

Catalyst

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, B.C. V7B 1C3
604-247-4400
www.catalystpaper.com